Exhibit 99.1

Bit Digital, Inc. Announces Bitcoin Production and Mining Operations Update for the Second Quarter of 2021

NEW YORK, July 13, 2021 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a bitcoin mining company headquartered in New York, announced its unaudited bitcoin production and mining operations update for the second quarter ended June 30, 2021.

Preliminary Second Quarter 2021 Highlights

●	70.8% of our miner fleet by hash rate was already deployed, in transit to or awaiting installation in North America at June 30, 2021. Following regulatory changes in China, the Company suspended mining operations there effective June 21, 2021, accelerated its migration program to North America, and anticipates completing migration of its remaining China-based fleet during the third quarter of 2021.
●	The Company owned 32,500 miners as of June 30, 2021, with a maximum total hash rate of 1.92 EH/s. The 0.34 EH/s reduction from the first quarter was due to fleet repositioning, in which the Company sold or disposed of certain models, in anticipation of purchase opportunities for newer, more efficient machines. The Company recognized a small gain on miner sales, and expects to reinvest sale proceeds of $5.4 million into purchases of newer vintage miners.
●	The Company purchased 3,515 miners on the spot market during the second quarter, and expects to make additional miner purchases subsequent to quarter end, potentially in significant volumes, subject to market conditions and capital availability.
●	The Company earned 562.9 bitcoins in the second quarter of 2021. The reduction from the first quarter was due to the accelerated migration program, in which more miners were offline while in transit to or awaiting installation in North America, as well as miner sales and disposals.
●	Treasury holdings of bitcoin increased to 588.4, with a fair market value of approximately $20.6 million as of June 30, 2021.

Miner Migration Update

Following the recent announcement of the Chinese government’s decision to ban bitcoin mining, the Company immediately suspended its remaining mining operations in mainland China, effective June 21, 2021. Accordingly, we further accelerated our migration strategy to North America, that had been ongoing since October 2020. As a result, a greater proportion of the Company’s fleet was offline than in the prior quarter, due to more miners being in transit to or awaiting installation in North America.

During the quarter, the Company shipped 14,500 miners to the United States. The Company expects to complete the migration of its remaining China-based miners to North America early in the third quarter of 2021.

The following table represents our miners’ geographic locations as of June 30, 2021:

Miner Geographic Distribution as of June 30, 2021

Location	Number of Miners	Percentage of Total Miners
In transit to or awaiting installation in U.S.	14,500	44.6%
United States	7,090	21.8%
China	9,484	29.2%
Canada	1,426	4.4%
Total	32,500	100.00%

During the quarter, the Company signed two new hosting agreements in North America, representing 60 megawatts of additional hosting power capacity. As of June 30, 2021, the Company believes it had secured the majority of hosting capacity required to complete redeployment of its remaining China-based fleet in North America. The Company continues to evaluate additional hosting arrangements with existing and new partners in North America, to secure additional capacity and in anticipation of an expected increase in our spot market miner purchase activity and growth of our miner fleet in the coming months.

Bitcoin Production Update

In the second quarter of 2021, Bit Digital earned 562.9 newly minted bitcoins, a reduction from 1013.4 earned in the first quarter. The reduction was due to the aforementioned acceleration of the Company’s miner migration strategy, as well as fleet repositioning in which the Company sold or disposed of certain miners. Bitcoin production is expected to increase following completion of the migration, which is expected during the third quarter of 2021, and upon completion of anticipated miner purchase activity.

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The Company’s quarterly bitcoin production since commencement of our mining operations was as follows:

Miner Fleet Update

As of June 30, 2021, the Company owned 32,500 miners, with a total maximum hash rate of 1.92 EH/S, a decrease from 40,965 miners and 2.26 EH/s as of March 31, 2021. The reduction was due to sales and disposals of certain older miners, partially offset by miner purchases, as further discussed below. The Company’s fleet of owned miners comprised the following models:

Model	Owned as of June 30, 2021
MicroBT Whatsminer M21S	15,072
Bitmain Antminer S17+	7,955
MicroBT Whatsminer M20S	3,691
MicroBT Whatsminer M10	2,190
Bitmain Antminer S17 Pro	1,259
Bitmain Antminer T3	800
Bitmain Antminer T17	700
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	256
Bitmain Antminer S19 Pro	205
Bitmain Antminer S17	101
Bitmain Antminer S17E	10
Total	32,500

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Miner Purchases, Sales and Disposals

During the second quarter, we purchased 3,515 miners on the Chinse spot market, including 1,259 Bitmain S17Pro, 954 MicroBT M20S, 930 Bitmain S17+, 261 MicroBT M30S, 101 Bitmain S17 and 10 Bitmain S17E models. As of July 11, 2021, 1,678 of the newly purchased miners had already been deployed in North America and 878 were in transit to North America.

The Company anticipates a significant opportunity to purchase additional miners on the Chinese spot market at attractive prices, potentially in substantial volumes, in the coming months, and continues to closely monitor market conditions for such purchase opportunities. Due to spot market disruption following the Chinese government’s ban of bitcoin mining in June 2021, the Company believes there have been significant spot market pricing reductions, and anticipates an opportunity to make further purchases of newer-vintage miners in the coming months, subject to market conditions and capital availability.

During the quarter, we began to reposition our fleet by selling 11,608 miners that were deemed to have a lower expected return on invested capital than miners we anticipate purchasing in the near future, and/or were deemed unsuitable for long-distance migration to North America. The sold miners included 8,410 Bitmain T17, 1,525 MicroBT M21S, 1,346 MicroBT M20S, 195 Bitmain S17E, 100 MicroBT M31S and 32 Bitmain S17 Pro models. The Company recorded a small gain on these sales, in aggregate. We intend to reinvest the net sales proceeds of $5.4 million into purchases of newer, more efficient models in the coming months.

During the quarter, we abandoned 372 miners in mainland China that were deemed to have reached the end of their useful lives, were no longer operational and/or would have been uneconomical or impossible to repair. The disposed miners included 320 MicroBT M21S, 42 MicroBT M20S and 10 MicroBT M10 models.

Management Commentary

“Bit Digital faces an unprecedented opportunity to scale its miner fleet,” said Bryan Bullett, Bit Digital’s CEO. “This is driven the historic disruption, in which we believe that bitcoin mining equipment is flowing onto the Chinese spot market in large volumes, in the aftermath of China’s recent shutdown of the sector.”

“Bit Digital is uniquely positioned to acquire these miners at scale. Headquartered in New York and led by a primarily US-based management team, to our knowledge, Bit Digital is the only US-listed miner with deep relationships among the major former Chinese operators. Our team on the ground in China is positioned to source equipment and transact with reputable counterparties rapidly, at scale. As illustration of this capacity, the Company grew to its current position as one of the largest US-listed miners, primarily through several large spot market purchases.”

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“We have been successfully shipping large quantities of miners purchased in China and redeploying them in North America since October 2020, and the recent regulatory change in China served as a catalyst to significantly accelerate our miner migration program. Bit Digital is fortunate, in that we already have in-place the logistical and technical know-how and relationships that we believe will enable us to fully complete the migration in during the third quarter.”

“We are also fortunate to have already built strong partnerships with several high-quality hosting providers in North America. Working with these existing and new hosting partners, we secured 60 megawatts of additional capacity, which we believe represents the majority of additional hosting needed to fully accommodate our current fleet migration to North America. We are also in discussions with multiple parties to further expand hosting capacity, and to facilitate new deployments for anticipated miner purchase activity.”

“We also used the accelerated migration as an opportunity to reposition our miner fleet, selling machines that we deemed to represent a lower expected return on invested capital than newer-vintage machines that we anticipate purchasing in the near future, at attractive prices. As part of this repositioning, we culled the majority of our Bitmain T17 miners, which in our view was among the less desirable models in our fleet. We generated a small gain on these sales, and intend to reinvest the net proceeds into purchases of newer, more efficient models.”

“Our co-founders had the foresight to acquire miners on the Chinese spot market at scale, assembling one of the largest US-listed miner fleets, and to begin the process of migrating those miners into North America, well in advance of potential regulatory changes in China. Those regulatory changes have now come to pass, and we believe that Bit Digital is now uniquely positioned to emerge as a sustained leader in the US-listed mining sector, with its operations expected to be entirely North America-based in the near future.”

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City with one of the highest operating hash rates (or computing power) among all US listed bitcoin miners, and growing. Our operations are in the United Statesand Canada. For additional information, please contact Sam Tabar at sam@bit-digital.com or visit our  www.bit-digital.com.

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Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2020. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or Bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Additionally, all discussions of financial metrics assume mining difficulty rates as of June 2021. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward-looking statements.

[1] Actual operating hash rate will vary depending on network difficulty rate, total hash rate of the network, the operations of our facilities and the status of our miners.

For more information, please contact: Sam Tabar, sam@bit-digital.com, +1 (917) 854-6357

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